[American Equity Capital, Inc. Letterhead]

April 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:          Post-Effective Amendment No. 1 to the Form S-1

Registration Statement File No. 333-160345

filed by Eagle Life Insurance Company

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, American Equity Capital, Inc., principal underwriter, hereby requests that Post-Effective Amendment No. 1, filed on April 29, 2011, to the Registration Statement filed on Form S-1 (File Nos. 333-160345) be accelerated and declared effective on or before May 2, 2011.

If you have any questions or further comments, please call the undersigned at 515.457.1704 or Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ Barbara Bennett

Barbara Bennett
Chief Compliance Officer
American Equity Capital, Inc.

cc:           Wendy Waugaman

Marla Lacey

Thomas Bisset

Naseem Nixon